1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2005

China Mobile (Hong Kong) Limited

(Translation of registrant’s name into English)

60/F The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement, dated December 20, 2005	4

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: December 21, 2005	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA MOBILE (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 941)

ANNOUNCEMENT

This announcement describes the status of the application for property title certificate in respect of the Group’s interest in a property located in Guangdong Province.

Reference is made to the announcement issued by China Mobile (Hong Kong) Limited (the “Company”, together with its subsidiaries, the “Group”) on 20 December 2004. The board of directors (the “Board”) of the Company announces that the Group has not, as at the date of this announcement, obtained the property title certificate in respect of a property in Guangdong Province (the “Property”) for which the Group has interests. The Group is in discussion with the developer of the Property with regard to the calculation of payments due from the Group to the developer and the settlement of payments required for the grant of property title certificate has not yet taken place. Accordingly, the Group is still in the process of applying for the property title certificate for the Property. The Board confirms that there is no legal dispute over the title of the Property and the use of and the conduct of business activities at the Property are not affected by the fact that the Group has not obtained the relevant certificate. Furthermore, at the time of the Company’s listing, China Mobile (Hong Kong) Group Limited, the Company’s indirect holding company, granted an indemnity (the “Indemnity”) to the Company, indemnifying the Company from, inter alia, any losses or liabilities arising from the interference or challenge with the use or occupancy of the properties owned by the Group then but for which long term title certificates have not been issued. The Property is covered under the Indemnity.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Wang Jianzhou, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Mr. Zhang Chenshuang, Madam Li Mofang, Mr. He Ning, Mr. Li Gang and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Mr. Moses Cheng Mo Chi as independent non-executive directors and Sir Julian Michael Horn-Smith as a non-executive director.

By Order of the Board

China Mobile (Hong Kong) Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 20 December 2005

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